

CONSOLIDATED STATEMENT OF FINANCIAL
CONDITION

BGC Financial, L.P.
December 31, 2018
With Report of Independent Registered Public Accounting Firm

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-39012

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

BGC FINANCIAL, L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Seaport Plaza, 18th and 19th Floor
(No. and Street)

New York	New York	10038
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven Bisgay — 212-294-7849
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name - if individual, state last, first, middle name)

5 Times Square	New York	New York	10036-6530
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).SEC1410 (06-02)*





AFFIRMATION

I, Steven Bisgay, affirm that, to the best of my knowledge and belief, the accompanying consolidated statement of financial condition pertaining to BGC Financial, L.P. (the "Partnership"), as of December 31, 2018, is true and correct. I further affirm that neither the Partnership nor any partner, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Steven Bisgay
Chief Financial Officer

Notary Public

Kimberley Y. Boston
Notary Public, State of New York
No. 01BO6345938
Qualified in New York County
Commission Expires August 1, 2020

This report contains (check all applicable boxes):

☑ Facing Page
☑ Report of Independent Registered Public Accounting Firm.
☑ Consolidated Statement of Financial Condition.
☐ Consolidated Statement of Operations.
☐ Consolidated Statement of Cash Flows.
☐ Consolidated Statement of Changes in Partners' Capital.
☐ Consolidated Statement of Changes in Subordinated Borrowings.
☑ Notes to Consolidated Statement of Financial Condition.
☐ Computation of Net Capital Pursuant to Rule 15c3-1.
☐ Computation for Determination of Customer Accounts Reserve Requirements Pursuant Rule 15c3-3
☐ Computation for Determination of PAB Reserve Requirements for Brokers and Dealers Pursuant Rule 15c3-3
☐ Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ Computation of CFTC Minimum Net Capital Requirement
☐ Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges
☐ Schedule of Segregation Requirements and Funds in Segregation for Customers' Dealer Options Accounts
☐ Statement of Cleared Swaps Customer Segregation Requirements and Funds in Cleared Swaps Customer Accounts Under 4D(F) of the Commodity Exchange Act
☐ Statement of Secured Amounts and Funds Held in Separate Accounts for Foreign Futures and Foreign Options Customers Pursuant to Commission Regulation 30.7
☐ A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☑ An Oath or Affirmation.
☐ A copy of the SIPC Supplemental Report.
☐ A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
☐ Reconciliation of Amounts in Consolidated Statement of Financial Condition to amounts of Form X-17A-5
☐ Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodity Futures and Options Accounts
☐ Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by CFTC Regulation 1.16



Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Building a better working world

Report of Independent Registered Public Accounting Firm

To the Partners and Management of BGC Financial, L.P.

Opinion on the Financial Statement

We have audited the accompanying consolidated statement of financial condition of BGC Financial, L.P. (the "Partnership") as of December 31, 2018 and the related notes (the "consolidated financial statement"). In our opinion, the consolidated financial statement presents fairly, in all material respects, the financial position of the Partnership at December 31, 2018, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on the Partnership's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Partnership's auditor since 2008.

February 28, 2019

Ernst & Young LLP

BGC Financial, L.P.

Consolidated Statement of Financial Condition

December 31, 2018

(In Thousands)

Assets

Cash and cash equivalents	$	51,148
Cash segregated under federal and other regulations		2,716
Receivables from broker-dealers, clearing organizations, customers and related broker-dealers		135,265
Receivables from related parties		60,315
Accrued commissions receivable		46,256
Fixed assets, net		1,737
Goodwill		1,821
Other assets		6,843
Total assets	$	306,101

Liabilities and Partners' Capital

Payables to broker-dealers, clearing organizations, customers and related broker-dealers	$	98,794
Payables to related parties		30,275
Accrued compensation		10,566
Accounts payable and accrued liabilities		16,582
Total liabilities		156,217

Commitments and contingencies (Note 5)

Partners' capital:		
Limited partner		148,384
General partner		1,500
Total partners' capital		149,884
Total liabilities and partners' capital	$	306,101

See notes to consolidated statement of financial condition

BGC Financial, L.P.

Notes to Consolidated Statement of Financial Condition

December 31, 2018
(In Thousands)

1. General and Summary of Significant Accounting Policies

Description of Business – BGC Financial, L.P. ("BGCF") is a U.S. registered broker-dealer with the Securities Exchange Commission ("SEC") and a futures commission merchant ("FCM") registered with the Commodity Futures Trading Commission ("CFTC"), with operations in New York and is organized under the laws of the state of New York. BGC Shoken Kaisha, Ltd. ("Shoken") is a wholly owned subsidiary of BGCF, a registered broker dealer with operations in Tokyo, and is organized under the laws of the state of Delaware. The consolidated statement of financial condition includes BGCF and its wholly owned subsidiary Shoken (collectively the "Partnership"). All significant intercompany balances and transactions have been eliminated. The Partnership is owned by BGC Brokers US, L.P. (99%), the limited partner and BGCF Holdings LLC (1%), the general partner, both of which are indirectly owned subsidiaries of BGC Partners, Inc. (collectively with their subsidiaries "BGC"), which is a subsidiary of Cantor Fitzgerald, L.P. (collectively with its affiliates "Cantor"). The Partnership is engaged in the inter-dealer brokering of various fixed income securities, repurchase agreements, credit derivatives, mortgage backed securities, equities and asset backed swaps.

Basis of Presentation – The consolidated statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates – Management makes estimates and assumptions that affect the reported amounts of the assets and liabilities, and the disclosure of contingent assets and liabilities. Management believes that the estimates utilized in preparing the consolidated statement of financial condition is reasonable. Estimates, by their nature, are based on judgment and available information. As such, actual results could differ materially from the estimates included in the consolidated statement of financial condition.

Revenue Recognition – The Partnership derives its revenues primarily through commissions from brokerage services and the spread between the buy and sell price on matched principal transactions.

Principal Transactions, net – Principal transactions revenue is primarily derived from matched principal transactions, whereby the Partnership simultaneously agrees to buy securities from one customer and sell them to another customer. Revenue earned from principal transactions represent the spread between the buy and sell price of the brokered security. Principal transactions revenue and related expenses are recognized on a trade date basis. Principal transactions revenue are presented net of related transaction costs.

Notes to Consolidated Statement of Financial Condition (continued)

December 31, 2018
(In Thousands)

1. General and Summary of Significant Accounting Policies *(continued)*

Commissions – Commissions revenue is derived from securities and commodities, whereby the Partnership connects buyers and sellers in the OTC and exchange markets and assists in the negotiation of the price and other material terms. These transactions result from the provision of service related to executing, settling and clearing transactions for clients. Trade execution and clearing services, when provided together, represent a single performance obligation as the services are not separately identifiable in the context of the contract. Commissions revenue is recognized at a point in time on the trade-date, when the customer obtains control of the service and can direct the use of, and obtain substantially all of the remaining benefits from the asset. The Partnership records a receivable between the trade-date and settlement date, when payment is received.

Fees from related parties – Fees from related parties consist of charges mainly for clearing services provided to affiliates. As described above, clearing services are recognized at a point in time on the trade-date. Net cash settlements between affiliates are generally performed on a monthly basis.

Cash and Cash Equivalents – The Partnership considers all highly liquid investments with maturity dates of 90 days or less at the date of acquisition to be cash equivalents.

Cash Segregated Under Federal and Other Regulations – Cash segregated under federal and other regulations are segregated for the protection of customers and for the proprietary accounts of brokers and dealers under the Commodity Exchange Act and Securities Exchange Act of 1934.

Receivables from and Payables to Broker-Dealers, Clearing Organizations, Customers and Related Broker-Dealers – Receivables from and Payables to broker-dealers, clearing organizations, customers and related broker-dealers represent principal transactions which have not yet settled. Also included in Receivables from and Payables to broker-dealers, clearing organizations, customers and related broker-dealers is cash deposited with various clearing organizations to conduct ongoing clearance activities. Also included is cash due to clearing brokers and cash receivables from clearing brokers.

Accrued Commissions Receivable – Accrued commissions receivable represent amounts due from brokers, dealers, banks and other financial and non-financial institutions for the execution of securities, foreign exchange and derivative agency transactions. Accrued commissions receivable are presented net of allowance for doubtful accounts. The allowance is based on

1. General and Summary of Significant Accounting Policies *(continued)*

management's estimate and is reviewed periodically based on the facts and circumstances of each outstanding receivable. There was no allowance for doubtful accounts as of December 31, 2018.

Fixed Assets, net – Fixed assets are recorded at historical cost and depreciated over their estimated economic useful lives, generally three to five years, using the straight-line method. Leasehold improvements are amortized over their estimated economic useful lives or the remaining lease term, whichever is shorter. In accordance with U.S. GAAP guidance, the Partnership capitalizes qualifying computer software costs incurred during the application development stage and amortizes them over an estimated useful life of three years on a straight-line basis.

The Partnership has asset retirement obligations related to certain of its leasehold improvements, which it accounts for using the guidance from U.S. GAAP Accounting Standard Codification ("ASC") Topic 410, *Accounting for Asset Retirement Obligations*, which requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement cost is capitalized as part of the carrying amount of the long-lived asset. The liability is discounted and accretion expense is recognized using the credit-adjusted risk-free interest rate in effect when the liability was initially recognized. The liability of the Partnership's asset retirement obligation is $358 at December 31, 2018, which approximates fair value and is included in Accounts payable and accrued liabilities in the Partnership's consolidated statement of financial condition.

Goodwill – Goodwill is the excess of the purchase price over the fair value of identifiable net assets acquired in a business combination. According to U.S. GAAP ASC Topic 350, *Goodwill and Other Intangible Assets*, goodwill is not amortized, but instead is periodically tested for impairment. The Partnership reviews goodwill for impairment on an annual basis during the fourth quarter of each fiscal year or whenever an event occurs or circumstances change that could reduce the fair value of a reporting unit below its carrying amount. An impairment loss is triggered if the estimated fair value of a reporting unit is less than its estimated book value. Such loss is calculated as the difference between the estimated fair value of goodwill and its carrying value. There was no goodwill impairment or other changes in goodwill for the year ended December 31, 2018.

1. General and Summary of Significant Accounting Policies *(continued)*

Income Taxes – Income taxes are accounted for under U.S. GAAP ASC Topic 740, *Income Taxes,* using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated statement of financial condition carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. To the extent that it is more likely than not that deferred tax assets will not be recognized, a valuation allowance would be established to offset their benefit.

U.S. GAAP ASC Topic 740, *Accounting for Uncertainty in Income Taxes,* clarifies the accounting for income taxes by prescribing a "more likely than not" recognition threshold that a tax position is required to meet before being recognized in the Partnership's consolidated statement of financial condition. In addition, the guidance clarifies the measurement of uncertain tax positions, classification of interest and penalties, and requires additional disclosures on tax reserves.

BGCF is treated as a disregarded entity for U.S. tax purposes, as it is ultimately controlled by BGC Partners, LP ("BGCP"), which is owned indirectly by BGC. BGCP is taxed as a U.S. partnership, files federal, state and local partnership returns and is subject to the Unincorporated Business Tax ("UBT") in New York City for which it records an income tax provision. Pursuant to a tax-sharing policy, BGCP arranges for the payment of New York City UBT on behalf of its wholly owned and controlled entities. The Partnership reimburses payment or receives a credit for future earnings from BGCP based upon its proportionate share of BGCP's UBT liabilities. Shoken is responsible for federal and state taxes, along with other local Japanese taxes.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, *Revenue from Contracts with Customers (Topic 606)*, which relates to how an entity recognizes the revenue it expects to be entitled to for the transfer of promised goods and services to customers. The ASU replaced certain previously existing revenue recognition guidance. The guidance as stated in ASU No. 2014-09 was initially effective beginning on January 1, 2017. In August 2015, the FASB issued ASU No. 2015-14, *Revenue from Contracts with Customers (Topic 606): Deferral of Effective Date*, which deferred the effective date by one year, with early adoption permitted on the original effective date. The

1. General and Summary of Significant Accounting Policies *(continued)*

guidance in ASU 2014-09 permits the use of either the full retrospective or modified retrospective transition method. The FASB has subsequently issued several additional amendments to the standard, including ASU No. 2016-08, *Revenue from Contracts with Customers (Topic 606)*: *Principal versus Agent Considerations (Reporting Revenue Gross versus Net),* which clarifies the guidance on principal versus agent analysis based on the notion of control and affects recognition of revenue on a gross or net basis. The amendment has the same effective date and transition requirements as the new standard. The Partnership has adopted the standard on its required effective date of January 1, 2018 using the modified retrospective transition method. The adoption of this guidance did not have a material impact on the Partnership's consolidated statement of financial condition.

In February 2016, the FASB issued ASU No. 2016-02, *Leases (Topic 842).* This standard requires lessees to recognize a right-of-use ("ROU") asset and lease liability for all leases with terms of more than 12 months. Recognition, measurement and presentation of expenses will depend on classification as a finance or operating lease. The amendments also require certain quantitative and qualitative disclosures. Accounting guidance for lessors is largely unchanged. In July 2018, the FASB issued ASU 2018-10, *Codification Improvements to Topic 842, Leases,* to clarify how to apply certain aspects of the new leases standard. In addition, in July 2018, the FASB issued ASU 2018-11, *Leases (Topic 842), Targeted Improvements,* which provides an additional (and optional) transition method to adopt the new leases standard. ASU 2018-11 also contains a new practical expedient that allows lessors to avoid separating lease and associated non-lease components within a contract if certain criteria are met. In December 2018, the FASB issued ASU 2018-20, *Leases (Topic 842), Narrow-Scope Improvements for Lessors,* to clarify guidance for lessors on sales taxes and other similar taxes collected from lessees, certain lessor costs and recognition of variable payments for contracts with lease and non-lease components. The guidance in ASUs 2016-02, 2018-10, 2018-11 and 2018-20 became effective beginning January 1, 2019, with early adoption permitted. The Partnership has adopted the standards on their required effective date and is using the effective date as the date of initial application. As a result, pursuant to this transition method, financial information was not updated and the disclosures required under the new leases standards were not provided for dates and periods before January 1, 2019. The new guidance provides a number of optional practical expedients to be utilized by lessees upon transition. Accordingly, the Partnership expects to elect the 'package of practical expedients,' which permits the Partnership not to reassess under the new standard its prior conclusions about lease identification, lease classification and initial direct costs. The new standard also provides practical expedients for an entity's ongoing accounting as a lessee. The Partnership currently expects to elect the short-term lease recognition exemption for all leases that qualify. The Partnership also currently expects to elect the practical expedient to not separate

Notes to Consolidated Statement of Financial Condition (continued)

December 31, 2018
(In Thousands)

1. General and Summary of Significant Accounting Policies *(continued)*

lease and non-lease components for all of leases other than leases of real estate. The Partnership, acting primarily as a lessee, currently believes the most material effects of adoption will relate to the recognition of a new ROU asset and lease liability on its consolidated statement of financial condition for its real estate and equipment operating leases, and these impacts are expected to represent approximately 0.4 percent and 0.8 percent of the Partnership's Total assets and Total liabilities, respectively. See Note 5 — Commitments, Contingencies and Guarantees for additional information.

In January 2017, the FASB issued ASU No. 2017-04, *Intangibles—Goodwill and Other (Topic 350)—Simplifying the Test for Goodwill Impairment*, which eliminates the requirement to determine the fair value of individual assets and liabilities of a reporting unit to measure goodwill impairment. Under the amendments in the new ASU, goodwill impairment testing will be performed by comparing the fair value of the reporting unit with its carrying amount and recognizing an impairment charge for the amount by which the carrying amount exceeds the reporting unit's fair value. The new standard will become effective for the Partnership beginning January 1, 2020 and will be applied on a prospective basis, and early adoption is permitted. The adoption of this guidance is not expected to have a material impact on the Partnership's consolidated statement of financial condition.

2. Receivables from and Payables to Broker-Dealers, Clearing Organizations, Customers and Related Broker-Dealers

At December 31, 2018, Receivables from and Payables to broker-dealers, clearing organizations, customers and related broker-dealers include:

	Receivables	Payables
Contract values of fails to deliver/receive	$ 42,145	$ 55,633
Customers	49,078	32,183
Clearing brokers and clearing organizations	40,963	5,892
Pending trades, net	1,663	—
Other receivables/payables from broker-dealers and related broker-dealers	1,416	5,086
Total	$ 135,265	$ 98,794

Receivables from and Payables to customers primarily represent open fails to deliver and fails to receive transactions, respectively. Substantially all open fails to deliver and fails to receive transactions as of December 31, 2018 have subsequently settled at the contracted amounts.

BGC Financial, L.P.

Notes to Consolidated Statement of Financial Condition (continued)

December 31, 2018
(In Thousands)

3. Fixed Assets, net

Fixed assets, net consisted of the following:

	December 31, 2018
Leasehold improvements and other fixed assets	$ 4,120
Computer and communications equipment	2,374
Software, including software development costs	998
	7,492
Less: accumulated depreciation and amortization	5,755
Fixed assets, net	$ 1,737

The net book value of capitalized computer software amounted to $466 at December 31, 2018.

4. Goodwill

The Partnership completed its annual goodwill impairment testing during the year ended December 31, 2018, which did not result in any goodwill impairment or indicators of impairment. See Note 1 — General and Summary of Significant Accounting Policies, to the Partnership's consolidated statement of financial condition for additional information regarding its goodwill accounting policies.

5. Commitments, Contingencies and Guarantees

Leases – The Partnership is obligated for minimum rental payments under various non-cancellable leases, principally for office space, expiring at various dates through 2022. As of December 31, 2018, the minimum lease payments under these arrangements are as follows:

Years Ending December 31,	Minimum Lease Payments
2019	$ 1,516
2020	1,296
2021	1,270
2022	466
Total	$ 4,548

5. Commitments, Contingencies and Guarantees *(continued)*

Certain of these leases contain escalation clauses that require payment of additional rent to the extent of increases in operating and other costs. The amounts in the above table do not include amounts related to such escalation clauses or expiring leases that have not yet been renewed as of December 31, 2018.

Guarantees – The Partnership is a member of various securities clearinghouses. Under the standard membership agreement, members are required to guarantee the performance of other members and, accordingly, if another member becomes unable to satisfy its obligations to the clearinghouse or exchange, all other members would be required to meet the shortfall. The Partnership's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, the potential for the Partnership to be required to make payments under these arrangements is remote. Accordingly, no liability was required to be recorded in the Partnership's consolidated statement of financial condition.

Legal Matters – In the ordinary course of business, various legal actions are brought and may be pending against the Partnership. The Partnership is also involved, from time to time, in other reviews, investigations and proceedings by governmental and self-regulatory agencies (both formal and informal) regarding the Partnership's business. Any such actions may result in judgments, settlements, fines, penalties, injunctions or other relief.

From time to time, the Partnership and its affiliates are involved in litigation, claims and arbitrations, relating to various employment matters, including with respect to termination of employment, hiring of employees currently or previously employed by competitors, terms and conditions of employment and other matters. In light of the competitive nature of the brokerage industry, litigation, claims and arbitration between competitors regarding employee hiring are not uncommon.

Legal reserves are established in accordance with FASB guidance on *Accounting for Contingencies*, when a material legal liability is both probable and reasonably estimable. The Partnership has established reserves for employee related litigation matters. Once established, reserves are adjusted when there is more information available or when an event occurs requiring a change. The outcome of such items cannot be determined with certainty. The Partnership is unable to estimate a possible loss or range of loss in connection with specific matters beyond its current accrual and any other amounts disclosed. Management believes that, based on currently available information, the final outcome of these current pending matters will not have a material adverse effect on the Partnership taken as a whole.

5. Commitments, Contingencies and Guarantees *(continued)*

Risk and Uncertainties – The Partnership generates revenue by providing securities trading and brokerage services to institutional customers and by executing transactions for institutional counterparties. Revenue for these services are transaction based. As a result, the Partnership's revenue could vary based on the transaction volume of global financial markets. Additionally, the Partnership's financing is sensitive to interest rate fluctuations which could have an impact on the Partnership's overall profitability.

6. Related Party Transactions

Cantor and other affiliates provide the Partnership with administrative services and other support for which they charge the Partnership based on the cost of providing such services. Such support includes allocations for utilization of fixed assets, accounting, treasury, operations, human resources, legal and technology services. For the year ended December 31, 2018, the Partnership was charged by affiliates for such services, for which the unpaid balances are included in Payables to related parties in the Partnership's consolidated statement of financial condition. In addition, for the year ended December 31, 2018 the Partnership was charged for rent allocations, for which the unpaid balances are included in Payables to related parties in the Partnership's consolidated statement of financial condition.

An affiliate of the Partnership enters into various agreements with certain of its employees whereby these employees received loans which are either forgiven over a specified period of time or are to be repaid with distributions the employee earns on partnership units in BGC Holdings, L.P. ("BGCH"). The forgivable loans are recorded at historical value and are amortized over the term of the service period, which is generally three to four years. The Partnership is charged for the amortization, forgiveness or other compensation related expenses associated with such loans.

The Partnership performed clearance and settlement services for affiliates. The Partnership charged affiliates for these services for the year ended December 31, 2018, for which the unpaid balances are included in Receivables from related parties in the Partnership's consolidated statement of financial condition.

For the year ended December 31, 2018, the Partnership was allocated costs related to compensation awards to employees of the Partnership for which the unpaid balances are included in Payables to related parties in the Partnership's consolidated statement of financial condition.

BGC Financial, L.P.

Notes to Consolidated Statement of Financial Condition (continued)

December 31, 2018
(In Thousands)

6. Related Party Transactions *(continued)*

The Partnership has a loan receivable from BGC in the amount of $56,738 which is included in Receivables from related parties in the Partnership's consolidated statement of financial condition. The Partnership earned interest on the loan for which the unpaid balances are included in Receivables from related parties in the Partnership's consolidated statement of financial condition.

7. Income Taxes

As of December 31, 2018, the Partnership had an effective tax rate of 6.08%. The difference between the effective tax rate and the U.S. federal statutory rate is due primarily to BGCF not being subject to federal income tax.

As of December 31, 2018, the Partnership recorded a deferred tax asset of approximately $3,670 before a valuation allowance of approximately $3,455, which decreased by $423 in the current year. The deferred tax asset consists primarily of net operating losses and book-tax differences related to exchangeability of partnership units, depreciation and accrued expenses.

The Tax Cut and Jobs Act (the "Tax Act") was enacted on December 22, 2017. The Tax Act made significant changes to the US corporate income tax system, including (1) reduction of the US federal corporate income tax rate from 35% to 21%, (2) transitioning to a territorial tax system and requiring companies to pay a one-time transition tax on earnings of certain foreign subsidiaries that were previously tax deferred (3) implementation of a base erosion and anti-abuse tax ("BEAT"), (4) further limitation on deductibility of interest on financing arrangements, (5) and introduction of a new provision designed to tax a foreign subsidiaries' global intangible low-taxed income ("GILTI"). The Staff Accounting Bulletin ("SAB 118") provided guidance for companies that did not complete their accounting for the tax effects of the Tax Act in the period of enactment by allowing a one-year measurement period from the date of enactment to complete their analysis. At December 31, 2018, the Partnership has completed its accounting for the tax effects of enactment of the Tax Act on its existing deferred tax balances. Accordingly, a cumulative tax expense has been recorded, with no adjustment for the current year, for the impact of the remeasurement of its deferred tax inventory.

The Partnership has analyzed its tax positions with respect to applicable income tax issues for open tax years (in each respective jurisdiction) and determined that there were no material tax liabilities as of December 31, 2018. The Partnership has been included in BGCP's U.S. federal, state and local tax returns. BGCP is presently under UBT examination for the 2011 through 2014 years. BGCP's U.S. federal, state and non-UBT local tax returns are no longer subject to examination by tax authorities for the years prior to 2015 and 2013, respectively. BGCF's non-U.S. tax returns are no longer subject to examination for years prior to 2013.

BGC Financial, L.P.

Notes to Consolidated Statement of Financial Condition (continued)

December 31, 2018
(In Thousands)

8. Regulatory Requirements

As a registered broker-dealer, BGCF is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1"). BGCF has elected to compute its net capital using the alternative method, which requires the maintenance of minimum net capital equal to the greater of $250 or 2% of aggregate debit balances included in SEC Customer Protection Rule ("Rule 15c3–3") arising from customer transactions, as defined. As a registered FCM, BGCF is subject to Regulation 1.17 of the CFTC, which requires BGCF to maintain minimum adjusted net capital equal to the greater of 8% of the customer and non-customer risk maintenance margin requirement or $1,000. At December 31, 2018, BGCF had net capital of $28,852 which was $27,851 in excess of its required net capital. In addition, BGCF's membership in the Fixed Income Clearing Corporation ("FICC") requires it to maintain minimum excess regulatory net capital of $10,000 and partners' capital of at least $25,000.

BGCF is required to perform a computation of the customer reserve requirements pursuant to Rule 15c3–3. As of December 31, 2018, BGCF segregated cash of $2,300 in a special reserve account for the exclusive benefit of customers, which is included in Cash segregated under federal and other regulations in the Partnership's statement of financial condition.

BGCF is also required to perform a computation of reserve requirements for Proprietary Accounts of Broker-Dealers ("PAB") pursuant to Rule 15c3–3. As of December 31, 2018, BGCF segregated cash of $416 into a special reserve account for the exclusive benefit of PAB customers.

BGCF is also required in accordance with SEC Rule 17a-5(d)(2)(i) and CFTC 1.10(d)(2)(ii) to disclose any changes in liabilities subordinated to claims of general creditors. BGCF did not have any subordinated borrowings during the year ended December 31, 2018.

9. Financial Instruments and Off-Balance Sheet Risk

Credit Risk

Credit risk arises from potential non-performance by counterparties. The Partnership has established policies and procedures to manage the exposure to credit risk. The Partnership maintains a thorough credit approval process to limit exposure to counterparty risk and employ stringent monitoring to control the counterparty risk for the matched principal businesses. The Partnership's account opening and counterparty approval process includes verification of key customer identification, anti-money laundering verification checks and a credit review of financial and operating data. The credit review process includes establishing an internal rating and any other information deemed necessary to make an informed credit decision, which may include financials, correspondence, due diligence calls and a visit to the entity's premises, as necessary.

Principal Transaction Risk

The Partnership executes matched principal transactions in which it acts as a "middleman" by serving as counterparty to both a buyer and a seller in matching back-to-back trades. These transactions are then settled through a recognized settlement system or third-party clearing organization. Settlement typically occurs within one to three business days after the trade date. Cash settlement of the transaction occurs upon receipt or delivery of the underlying instrument that was traded. The Partnership generally avoids settlement of principal transactions on a free-of-payment basis or by physical delivery of the underlying instrument. However, free-of-payment transactions may occur on a very limited basis.

Market Risk

Market risk refers to the risk that a change in the level of one or more market prices, rates, indices or other factors will result in losses for a specified position. The Partnership may allow certain of its desks to enter into unmatched principal transactions in the ordinary course of business and hold long and short inventory positions. These transactions are primarily for the purpose of facilitating clients' execution needs, adding liquidity to a market or attracting additional order flow. As a result, the Partnership may have market risk exposure on these transactions. The Partnership's exposure varies based on the size of its overall positions, the risk characteristics of the instruments held and the amount of time the positions are held before they are disposed of. All positions held longer than intra-day are marked-to-market.

Notes to Consolidated Statement of Financial Condition (continued)

December 31, 2018
(In Thousands)

9. Financial Instruments and Off-Balance Sheet Risk *(continued)*

The Partnership attempts to mitigate its market risk on these positions by strict risk limits, extremely limited holding periods and hedging. However, there is no assurance that these procedures and limits will be effective at limiting unanticipated losses in the future. Adverse movements in the securities positions or a downturn or disruption in the markets for these positions could result in a substantial loss. In addition, principal gains and losses resulting from these positions could on occasion have a disproportionate effect, positive or negative, on the Partnership's consolidated statement of financial condition for any particular reporting period.

Operational Risk

In providing a comprehensive array of products and services, the Partnership may be exposed to operational risk. Operational risk may result from, but is not limited to, errors related to transaction processing, breaches of internal control systems and compliance requirements, fraud by employees or persons outside the Partnership or business interruption due to systems failures or other events. Operational risk may also include breaches of the Partnership's technology and information systems resulting from unauthorized access to confidential information or from internal or external threats, such as cyber attacks. Operational risk also includes potential legal or regulatory actions that could arise as a result of noncompliance with applicable laws and/or regulatory requirements. In the case of an operational event, the Partnership could suffer a financial loss as well as reputational damage.

Foreign Currency Risk

The Partnership is exposed to risks associated with changes in foreign exchange rates. Changes in foreign exchange rates create volatility in the U.S. Dollar equivalent of the Partnership's revenues and expenses. In addition, changes in the remeasurement of the Partnership's foreign currency denominated financial assets and liabilities are recorded as part of its results of operations and fluctuate with changes in foreign currency rates. BGC monitors the net exposure in foreign currencies on a daily basis and hedges its exposure as deemed appropriate with highly rated major financial institutions.

10. Revenue from Contracts with Customers

There was no material impact as a result of applying the new revenue recognition standard, as codified within ASC Topic 606, to the Partnership's consolidated statement of financial condition for the year ended December 31, 2018. See Note 1 — General and Summary of Significant Accounting Policies for detailed information on the recognition of the Partnership's revenue from contracts with customers.

Contract Balances – The timing of the Partnership's revenue recognition may differ from the timing of payment by its customers. The Partnership records a receivable when revenue is recognized prior to payment and the Partnership has an unconditional right to payment. Alternatively, when payment precedes the provision of the related services, the Partnership records deferred revenue until the performance obligations are satisfied.

The Partnership had receivables related to revenue from contracts with customers of $46,256 and $35,282 at December 31, 2018 and January 1, 2018, respectively. The Partnership had no impairments related to these receivables during the year ended December 31, 2018.

The Partnership did not have any deferred revenue at December 31, 2018 and January 1, 2018.

11. Subsequent Events

The Partnership has evaluated subsequent events through the date the consolidated statement of financial condition was issued. There have been no material subsequent events that would require recognition in the consolidated statement of financial condition or disclosure in the notes to the consolidated statement of financial condition.